SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR NO 1 Customer Service StatS - APRIL 2010

Ryanair, the world's favourite airline, today (Tuesday, 25th May 2010) published its monthly customer service statistics for April.  These statistics confirm that Ryanair delivers Europe's No 1 customer service to airline passengers.

During the month of April 2010:

•     91% of over 32,000 Ryanair flights arrived on time.

•     Less than 1 complaint per 2,000 passengers was received.

•     Less than 1 mislaid bag claim per 3,000 passengers was received.

CUSTOMER SERVICE STATS APR	2009	2010
On-time flights	92%	91%
Complaints per 1,000 pax	0.98	1.10*
Baggage complaints per 1,000 pax	0.38	0.28
Complaints answered within 7 days	99%	99%*

* excludes volcanic ash disruption correspondence.

•     Only Ryanair guarantees the lowest fares and 'no fuel surcharges ever';

•     Ryanair operates Europe's youngest, greenest, cleanest fleet;

•     Ryanair is Europe's No.1 on-time airline (beating Easyjet every week since 2003);

•     Easyjet hasn't published on-time stats since 27 April 2009 - cancelled again?

Ends.                                                                                                      Tuesday, 25th May 2010

For further information

please contact:

Stephen McNamara                                                  Pauline McAlester

Ryanair                                                                      Murray Consultants

Tel: 00 353 1 812 1271                                              Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  25 May 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary